Exhibit 2.28

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 03/20/2015	CERTIFICATE OF
FILED 11: 00 AM 03/20/2015
SRV 150389215 - 3318552 FILE	AMENDMENT

of CERTIFICATE of INCORPORATION

of i-Mobilize, Inc.

Pursuant to § 242 of the General Corporation Law of the State of Delaware

The undersigned pursuant. to the provisions of the General Corporation Law of the State of Delaware, do hereby certify and set forth as follows:

FIRST: That at a meeting of the Board of Directors of i-Mobilize, Inc. (the "Company"), the following resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable:

RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article(s) FIRST and FOURTH of the Certificate of Incorporation be amended to read in its entirety as follows:

“FIRST:   The name of the company is “Metatron, Inc.”

“FOURTH: The Total number of shares of common stock the Corporation shall have the authority to issue is 975,000,000 shares, par value $0.00001 per share. and the total number of shares of Preferred Stock the Corporation shall have authority to issue is 5,000,000 shares, par value $0.00001 per share. The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series. The Board of Directors of the Corporation is authorized to establish series of Preferred Stock and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock and the relative rights, preferences and limitations between or among such series. Of the 5,000,000 shares of preferred stock, l share is designated as Series A Preferred Shares, the remaining 4,999,999 shares of preferred stock are undesignated and reserved for future use.

The rights, preferences, restrictions, and other matters relating to the Series A Preferred Stock are as follows:

1.	DESIGNATION, AMOUNT AND STATED VALUE. The shares of Preferred Stock of Metatron, Inc. (the 'Corporation") to be issued in series pursuant hereto shall be designated “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”). The number of shares constituting such Series A Preferred Stock shall be one (1). The stated value (the “'Stated Value”) of each share of Series A Preferred Stock is One Hundred Dollars ($100) per share.

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2.	DIVIDENDS. The holders of Series A Preferred Stock shall be entitled to participate with the holders of the Corporation's Common Stock, out of any funds legally available therefor, its pro rata portion of such dividends, distributions or other transfers of property or issuances of securities made to the holders of Common Stock in respect of such ownership, in such amount as if the Series A Preferred Stock had already been converted into one (1) share of Common Stock prior to the declaration of such dividend, distribution or transfer of property to the holders of Common Stock.

3.	LIQUIDATION, DISSOLUTIONS OR WINDING UP

	a.	In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the holders of the Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of whether such assets are stated capital or surplus of any nature, an amount on such date equal to the Stated Value multiplied by the shares of Series A Preferred Stock owned of record by such holder as of such date, less the amount of any distributions previously made to the holder in respect of such shares of Series A Preferred Stock.

	b.	Any assets to be delivered to the holders of the Series A Preferred Stock pursuant to this provision as a consequence of Liquidation shall be valued at their fair market value as determined in good faith by the Board of Directors of the Corporation, whose determination shall be conclusive and binding absent manifest error.

4.	VOTING RIGHTS. Each share of Series A Preferred Stock shall be entitled to vote on any and all mailers properly presented to the stockholders of the Corporation, and the number of votes which such share of Series A Preferred Stock is entitled to cast shall be calculated as the total number of shares of Common Stock then entitled to vote on such matter plus ten percent (10%) of such number (the “Voting Right”). In the event there shall ever be more than one (1) share of Series A Preferred Stock authorized, issued and outstanding, then the Voting Right shall be the maximum number of votes which all holders of Series A Preferred Stock shall be entitled to cast, and each holder of Series A Preferred Stock shall be entitled to cast such percentage of the Voting Right as the number of shares of Series A Preferred Stock owned by such holder hears to the total number of shares of Series A Preferred Stock issued and outstanding as of the record date for any such vote. Shares of Common Stock and Series A Preferred Stock shall vote as a single class on all matters presented to the stockholders for action, and not as a separate class, except as and to the extent required by applicable law.

5.	CONVERSION.

	a.	a. Upon the terms set forth in this Section 5, a holder of Series A Preferred Stock shall have the right, at such holder's sole option at any time, to convert each share of Series A Preferred Stock owned by him into one (1) share of Common Stock. The holder of any shares of Series A Preferred Stock may exercise the conversion right pursuant to this Section 5(a) by delivering to the Corporation the certificate for the share(s) to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares and stating the name or names (with address) in which the certificate or certificates for the shares of Common Stock are to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made to the Corporation (the “Conversion Date”).

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b.	As promptly as practicable after the conversion of any shares of Series A Preferred Stock into Common Stock hereunder, and the delivery to the Corporation of the certificate for such shares. duly endorsed or assigned designated by such holder, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a stockholder of record on the Conversion Date unless the transfer books of the Corporation are closed on that date, in which event such person shall be deemed to have become a stockholder of record of the next succeeding date on which the transfer books are open, and the rights of the holder of the shares of Series A Preferred Stock so converted shall cease on and as of the Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion. at the expense of the Corporation, a new certificate covering the number of shares of Series A Preferred Stock representing the unconverted portion of the certificate so surrendered.

SECOND: That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Joe Riehl, this 8th day of March 2015.

/s/ Joe Riehl

Joe Riehl

President

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